Filed by Fortive Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Fortive Corporation

Commission File Number: 001-37654

The following document was distributed to employees of Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems.

Additional Frequently Asked Questions (FAQs) for Employees

3/27/18

Is there a change in strategy that Fortive is pursuing by selling the automation companies from the earlier position of growing through acquisitions?

As we explored ways to increase the breadth of our automation offering, this complementary alignment with Altra provided what we believe to be the best path for growth for the benefit of our customers, employees and shareholders.

Where does Altra have facilities?

In addition to their headquarters in Braintree, MA, Altra has over 30 manufacturing facilities globally. You can find a full listing on their website at http://www.altramotion.com/about-us/our-locations.

Will there be layoffs and/or plant consolidations when the transaction is completed?

We fully expect all businesses and locations to continue to run business as usual during the transition period and deliver quality products to our customers on-time. As to future changes, if any, those will be determine by Altra after the transaction closes.

What will be the organizational structure with Altra after the deal closes?

Altra is still evaluating the appropriate structure post-transaction.

Can employees move into and out of the businesses impacted by this transaction?

As of the date of the announcement, employees from JVS, Kollmorgen, Portescap, and Thomson will not be able to move into remaining Fortive businesses. Employees from the remaining Fortive businesses can be considered for positions within the four A&S businesses if it is to backfill a departing employee. Employees from within these four businesses may move across the four businesses to backfill for a departing employee.

What does this mean for FBS sharing (benchmarking, joint kaizens, etc.)?

All FBS activities should continue in normal course until the transaction with Altra is completed.

Will the employees within the A&S platform be able to continue taking HBX and other courses during this transition? Will there be any access to training after the close of the deal?

Employees will be able to continue to participate in all offerings for which they qualify during the transition period. We will also be offering additional train-the-trainer courses to ensure that there are enough qualified trainers to support the programs after the transaction closes.

From an HR perspective, what will happen to our employees working through immigration services through Seyfarth?

Most employees will remain employed by the same legal entity after the transaction. Therefore, there will be no work permit implications as a result of the transaction. For those who will experience a change of employer, our HR and Legal teams are working with immigration counsel and will partner with Altra to determine how to maintain continuity of employment authorization before, during, and after the transition. How we accomplish this will depend on work permit category, but regardless of category (H1-B, L-1, TN, green card status, E-3), we plan to maintain employment authorization while transitioning from one employer to another.

What is the plan in facilities where there are combined businesses and resources, including in facilities outside the United States?

No determinations have been made at this time, but this will be a key area of focus during the transition period.

What will happen to the payroll shared services we receive from, or provide to, other operating companies, including payroll services provided outside the United States by another operating company?

We are in the process of gathering all of the information on hosted employees and will be working through the process to transition these employees similar to the process we used when Fortive separated from Danaher. We ask that no actions be taken to move employees until directed to do so.

Can you provide us information around Altra’s benefits, including medical benefits and 401(k) contributions?

In general, Altra will offer benefits of comparable value to Fortive plans.

What will happen to our bonus programs with Altra?

Unless otherwise provided by law, Altra will continue the existing incentive programs with remaining performance periods at the time of close until the end of the performance period (subject to adjustments to performance goals, if reasonably necessary to reflect the transaction).

What ERP system does Altra use, and whose system will we use after the transaction?

This will be an area of focus during the transition period.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra Industrial Motion. However, Fortive, Altra Industrial Motion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra Industrial Motion in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra Industrial Motion may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.

FORWARD-LOOKING STATEMENTS

Statements in this communication that are not strictly historical, including statements regarding the expected effects of the proposed structure of the transactions (the “Transaction”), the impact of the Transaction to stockholders, employee or customers of Fortive or Altra, the anticipated timing and terms of the Transaction, the tax treatment and tax benefit of the Transaction, the anticipated prospects of the combined businesses and any other statements regarding events or developments that Fortive or Altra believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Fortive and Altra to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain regulatory approvals, Altra shareholder approval and the anticipated tax treatment for the Transaction, the risk that the Transaction will harm the business of Fortive or Altra, and the risk of deterioration of or instability in the business performance or in the general economy or markets. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Fortive’s most recent Annual Report on Form 10-K and in Altra’s most recent Annual Report on Form 10-K, in each case, for the fiscal year ended December 31, 2017. These forward-looking statements speak only as of the date of the statement is made, and neither Fortive nor Altra assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.